SilverCrest Updates Santa Elena Mine Construction

TSX-V: SVL	For Immediate Release

VANCOUVER, B.C. January 15, 2010 – SilverCrest Mines Inc. (the “Company”) is pleased to report that mine construction activities at its 100% owned Santa Elena mine located in Sonora, Mexico are progressing on schedule and currently under budget. Santa Elena will be a high grade gold and silver, open pit heap leach mine that is expected to make its initial pour of gold and silver by mid-year and is scheduled to reach commercial production in the fourth quarter of this year. The estimated capital cost of the fully financed project is $US 20.0 million and the 2,500 tonne per day facility is expected to produce approximately 35,000 ounces of gold and 600,000 ounces of silver per year over a 7 year mine life at an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent. The Santa Elena project is fully financed and major site preparation has been underway since September, 2009. The most significant construction activities that have been completed and are underway are outlined below. The progress of the site preparation can be seen in the attached panoramic photos.

Activities and Construction Completed

  All major construction contractor agreements including the mining contract are in place.

  The 6 kilometre main access road from the near by paved highway to mine site is completed.

  Earthworks and preparation for the production facilities including the crusher site, leach pad, maintenance shop, warehouse and administrative offices.

  Construction water, site communications and administrative offices have been established.

  The plastic liner material for the leach pad has been delivered to site and will be installed once the impervious clay base has been laid and compacted to required standards.

  The three stage crusher and Merrill Crowe recovery units are complete and awaiting transport to site.

Construction Activities to be Commenced or Completed in January

  The pouring of concrete foundations for the crusher, maintenance shop, process facility and lab facilities.

  The clay for underlining of the leach pad will be hauled to site and compacted to the necessary specifications.

  The plastic liners will be installed on the leach pad with the proper Quality Assurance and Control being supervised by Vector Engineering of Golden, CO.

  Assembly of the mine truck and maintenance buildings will commence.

J. Scott Drever, President stated; “There are currently more than 100 Santa Elena and contractor employees on site aggressively constructing the facilities in anticipation of the first gold and silver pour within in the next 6 to 7 months. The finance facilities that are in place with Macquarie Bank Limited and Sandstorm Resources Ltd. plus the equity funds we raised assure the project is adequately financed through to production. We have continued to fine tune the capital and operating parameters of the project with the result that the already robust project economics continue to improve as the mine moves toward production. We have assembled a strong team of experienced professional to manage the construction and start up process and fully expect to bring this new mine in on time and on budget.”

In addition to the current development plan at Santa Elena, resource and production expansion plans are being assessed. This assessment includes exploration of additional targets, development of underground resources, potential re-treatment of the depleted heaps with conventional milling, and feasibility of processing the nearby Cruz de Mayo silver deposit at the Santa Elena facilities.

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. is a “Precious Metals Focused” exploration and development company with a portfolio of gold and& silver deposits and high grade exploration properties located in Mexico and El Salvador. This property portfolio, which includes reported, probable reserves as well as indicated and inferred gold and silver resources and substantial exploration potential, provides an important base from which SilverCrest can develop its corporate objective of becoming a significant precious metals asset based company. The Company’s immediate initiative is to acquire and develop substantial mineral resources and ultimately to operate multiple low cost, high grade precious metals mines.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.